KIRKLAND LAKE ANNOUNCES FURTHER HIGH-GRADE DRILL RESULTS ON THE LOWER PHOENIX AND HARRIER GOLD SYSTEMS AT THE FOSTERVILLE MINE

Toronto, Ontario – May 3, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to report continued high-grade drill results from underground drilling at Fosterville Mine in Australia. Underground definition drilling continues to infill and target down-plunge extensions of the Lower Phoenix and Harrier South gold systems to increase Mineral Resource confidence and assess the potential of further Mineral Reserve expansion (see Figure 1).

Recent drill results returned from 59 underground holes totaling 14,070 meters (“m”) into extensions of the Lower Phoenix gold system continue to return some of the highest gold grades seen at Fosterville. Results continue to demonstrate the continuity of exceptional high-grade mineralization with visible gold on both the newly discovered west dipping Lower Phoenix Footwall and Eagle Structures in the Lower Phoenix gold system.

Similarly, a drill program consisting of 20 holes, totaling 7,791m in the Harrier South gold system reaffirms the increasing grade tenor of the Harrier Mineral Reserve at depth.

Underground Drilling Highlights at Fosterville Mine

•	Lower Phoenix Footwall mineralization continues to demonstrate high-grade continuity with the return of the following infill definition drill intercepts:

o	381 g/t Au(1) over 2.8m (Estimated True Width “ETW” 2.5m), including 1,062 g/t Au(1) over 1.0m (ETW 0.9m) in hole UDH1982
o	345 g/t Au(1) over 7.0m (ETW 6.4m), including 4,550 g/t Au(1) over 0.5m (ETW 0.4m) in hole UDH1991
o	645 g/t Au(1) over 1.3m (ETW 1.1m) in hole UDH1978

•	Eagle high-grade mineralization continues to demonstrate high-grade continuity with the return of the following infill definition drill intercepts:

o	404 g/t Au(1) over 16.0m (ETW 7.5m), including 12,039 g/t Au(1) over 0.4m (ETW 0.2m) in hole UDH1970
o	274 g/t Au(1) over 9.7m (ETW 9.2m), including 498 g/t Au(1) over 1.3m (ETW 1.1m) in hole UDH1946B
o	399 g/t Au(1) over 3.6m (ETW 1.0m), including 2,036 g/t Au(1) over 0.7m (ETW 0.2m) in hole UDH1865A
o	69 g/t Au(1) over 30.7m (ETW 29.3m) in hole UDH1946

•	Drilling on the Harrier Base Structure continues to return high-grade mineralization including:

o	25.6 g/t Au(1) over 3.85m (ETW 3.7m) in hole UDH1987
o	10.1 g/t Au over 10.55m (ETW 10.1m) in hole UDH1913

•	Infill drilling into Harrier Base mineralization continues to demonstrate high-grade continuity

(1)	Visible gold present in drill intercept, all drill results are presented in Table 1

Mr. Tony Makuch, President and Chief Executive Officer, Kirkland Lake Gold commented: “The Fosterville Mine continues to provide exceptional results from drilling programs on the Lower Phoenix and Harrier South gold systems, with many intercepts returning significantly higher grades than our December 2016 average underground Mineral Reserve of 9.8 g/t Au.”

“We are excited about the grade upside potential of the Fosterville deposit. Recent infill drilling into the Lower Phoenix Footwall and Harrier Base structures have increased both geological and grade confidence in these zones and has reaffirmed an increasing grade profile with depth. In addition, continued strong drill results combined with positive grade reconciliation of mining the Eagle structure has provided the Company greater insight into the high-grade nature of the ore body. Mining in this area has largely contributed to the recent strong first quarter operating results, producing a record 46,083 ounces of gold, driven by a record run of mine grade of 12.3 g/t Au.”

“We are optimistic that significant Mineral Resource and Mineral Reserve growth can be realized by both expansion of these mineralized structures through additional drilling and reassessment of existing data sets based on increasing levels of confidence and reconciliation data.”

2017 Underground Definition Programs at Fosterville Gold Mine

Lower Phoenix Gold System Underground Resource Definition Drilling Program

Since the January 17, 2017 Kirkland Lake Gold News Release, drilling from 3 diamond drill rigs have continued to focus on resource definition and understanding of multiple gold targets including the Lower Phoenix Footwall (LPFW) and Eagle Faults. Reported drill results from 59 holes (14,070m) are from intercepts through the Lower Phoenix Footwall and Eagle resource target areas. Mining production continues on the upper-plunge areas of the Lower Phoenix gold system structures including the high-grade Eagle Fault, which has largely contributed to Fosterville’s record run of mine grade of 12.3 g/t during Q1 2017.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Lower Phoenix Footwall Structure

Infill drilling into the newly discovered west dipping Lower Phoenix Footwall Structure continues to return extremely high-grade results including of 381 g/t Au(1) over 2.8m (Estimated True Width “ETW” 2.5m), (Including 1,062 g/t Au(1) over 1.0m [ETW 0.9m]) in hole UDH1982, 345 g/t Au(1) over 7.0m (ETW 6.4m), (Including 4,550 g/t Au(1) over 0.5m [ETW 0.4]) in hole UDH1991, and 645 g/t Au(1) over 1.3m (ETW 1.1m) in hole UDH1978 and 187 g/t Au(1) over 4.0m (ETW 3.6m) in hole UDH1946 (see Figure 2). These results strongly support drill results in the January 17, 2017 Kirkland Lake Gold News Release which included the Fosterville Mine record drill intercept of 1,429 g/t Au(1) over 15.15m (Estimated True Width “ETW” 4.97m) in hole UDH1817 (Including 21,490 g/t Au(1) over 0.6m [ETW 0.24m]) . The repeatability of high-grade results on this structure, at close drill spacing provides increased confidence that there is a coherent, extremely high-grade lode of mineralization. Additional high-grade results have been returned on this structure including 14.7 g/t Au over 11.1m (ETW 9.1m) in hole UDH2023 and 15.2 g/t Au(1) over 10.3m (ETW 7.7m) in hole UDH1992 outside December 2016 Measured and Indicated Mineral Resources. This structure has now been defined over a strike extent of 210m and vertical extent of 180m. The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued drilling from the hangingwall drill platforms during 2017 will continue to advance the understanding and scale of this attractive resource growth target.

Eagle Structure

Recent drilling continues to return significant high-grade gold intercepts containing significant amounts of visible gold. Recent drill results into the Eagle Fault include 404 g/t Au(1) over 16.0m (ETW 7.5m), (Including 12,039 g/t Au(1) over 0.4m [ETW 0.2m]) in hole UDH1970, 274 g/t Au(1) over 9.7m (ETW 9.2m), (Including 498 g/t Au(1) over 1.3m [ETW 1.1m]) in hole UDH1946B and 399 g/t Au(1) over 3.6m (ETW 1.0m), (Including 2,036 g/t Au(1) over 0.7m [ETW 0.2m]) in hole UDH1865A (Figure 3). These results continue to confirm the continuity and high-grade tenor of the Eagle Fault.

Q1 run of mine grade of 12.3 g/t Au provides confirmation of the high-grade nature of the Eagle Fault which is particularly endowed with visible gold mineralization at its intersection with the Lower Phoenix and East Dipping Faults. Reconciled production data significantly outperformed grade estimates in this zone during the quarter with two stoping blocks (over 6,500t each) reconciling grades above 40 g/t Au.

The Eagle fault remains open down plunge south of 6350mN and drilling during 2017 will continue to focus on extension and infill definition of this highly mineralized structure.

Harrier South Gold System Underground Resource Definition Drilling Program

Since the January 17, 2017 Kirkland Lake Gold News Release, drilling from 1 diamond rig has continued to focus on resource definition and understanding of multiple gold targets including the Harrier Base Fault in the Harrier South gold system. Reported drill results from 20 holes (7,791.1m) are from intercepts though the Harrier Base resource target area.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Harrier Base Structure

Drilling on the Harrier Base Structure continues to return high-grade mineralization. Key intercepts include 25.6 g/t Au(1) over 3.9m (ETW 3.7m) in hole UDH1987, 15.5 g/t Au(1) over 2.4m (ETW 2.3m), (Including 80.6 g/t Au(1) over 0.3m [ETW 0.3m]) in hole UDH1984, 11.9 g/t Au over 6.8m (ETW 6.8m), (Including 54.1 g/t Au over 0.6m [ETW 0.5m]) in hole UDH1921 and 10.1 g/t Au over 10.6m (ETW 10.1m) in hole UDH1913 (Figure 4). Decline development has recently commenced to access high-grade Harrier Base mineralization, which forms part of the December 2016 Mineral Reserve estimate, with the aim to add an alternative production source to the Lower Phoenix mineralized zone during 2018.

Planned drilling for 2017 will test the down plunge extensions of the Harrier Base structure to 4650mN, approximately 100m beyond the current extent of drilling.

(1)	Visible gold present in drill intercept, ETW – Estimated True Width, all drill results are presented in Table 1

To view a PDF of the tables and figures as referenced in this News Release, visit the links below:

[MARKETWIRED LINK TO PDFS] – tables

[MARKETWIRED LINK TO PDFS] – figures

Qualified Persons

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QAQC information is provided at the bottom of Table 1.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 500,000 to 525,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the potential to expand mineral resources and mineral reserves at the Fosterville Gold Mine; (ii) the potential for a high grade independent mining front to the Lower Phoenix South mining area;

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold , including Kirkland Lake Gold’s annual information form, financial statements and related MD&A for the fourth quarter and full year ended December 31, 2016 and their interim financial reports and related MD&A for the period ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Figure 1. Longitudinal Project of the Fosterville Gold Mine

Figure 2. Lower Phoenix Footwall Structure

Figure 3. Eagle Structure

Figure 4. Harrier Base Structure

Table 1: Drill Assay Intercepts for Underground Diamond Drilling at Fosterville Gold Mine.

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Eagle
UDH1970 (1)	113.2	129.2	16	7.5	404	Eagle
Including (1)	127	127.4	0.4	0.2	12039	Eagle
UDH1946B (1)	106.2	115.9	9.7	9.2	274	Eagle
Including (1)	108.8	110.1	1.3	1.1	498	Eagle
UDH1946 (1)	106.3	137.0	30.7	29.3	69.0	Eagle
UDH1891 (1)	29.7	48.9	19.15	7.0	169	Eagle
Including (1)	37.6	39.4	1.8	0.7	1706	Eagle
UDH1893 (1)	14.6	35.4	20.75	11.6	83.4	Eagle
Including (1)	33	35.0	2	1.0	679	Eagle
And (1)	34.25	34.6	0.35	0.2	2497	Eagle
UDH1895 (1)	6.45	24.7	18.2	13.2	71.9	Eagle
Including (1)	23.9	24.3	0.4	0.3	1230	Eagle
UDH1796 (1)	101.2	145.9	44.7	32.1	17.2	Eagle
UDH1865A (1)	442	445.6	3.6	1.0	399	Eagle
Including (1)	442	442.7	0.7	0.2	2036	Eagle
UDH1970 (1)	148.6	158.9	10.3	4.0	53.8	Eagle
UDH1884 (1)	89.2	96.7	7.45	2.9	35.9	Eagle
UDH1802	144.55	159.0	14.45	11.1	9.2	Eagle
UDH1797 (1)	109	123.1	14.1	8.0	12.8	Eagle
UDH1891	0	5.0	5	3.0	29.4	Eagle
UDH1885 (1)	105.4	123.1	17.7	1.9	42.4	Eagle
Including (1)	107.8	109.3	1.5	0.2	145	Eagle
And (1)	120.7	123.1	2.4	0.3	114	Eagle
UDH1946 (1)	141.5	165.8	24.3	6.9	10.1	Eagle
UDH1802	133.4	142.6	9.15	7.9	8.7	Eagle
UDH1892 (1)	30.85	38.1	7.25	3.2	20.5	Eagle
UDH1951A	414.65	417.7	3.05	2.2	23.4	Eagle
Including	416.85	417.3	0.4	0.3	153	Eagle
UDH1858	434.5	443.1	8.55	5.0	9.7	Eagle
UDH1803	128.4	140.6	12.2	8.2	5.1	Eagle

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH1894	28.2	36.5	8.3	6.9	5.7	Eagle
UDH1975	145.2	152.8	7.6	7.3	4.6	Eagle
UDH1918B (1)	383.25	385.5	2.2	1.6	20.2	Eagle
UDH1971	247.5	251.6	4.1	4.0	7.5	Eagle
UDH1887	139.75	152.9	13.15	2.3	11.1	Eagle
UDH1946B	126	128.1	2.1	2.0	12.0	Eagle
UDH1967	164.65	168.0	3.35	1.4	17.3	Eagle
UDH1970	130.8	145.7	14.9	4.9	4.4	Eagle
UDH1951	438.75	440.8	2	1.1	18.3	Eagle
UDH1885	125	136.0	11	1.5	13.5	Eagle
UDH1969	144.9	147.0	2.1	1.9	10.0	Eagle
UDH1969	121	128.2	7.15	6.2	2.9	Eagle
UDH1802	127.65	131.2	3.55	3.1	5.8	Eagle
UDH1971	223.8	228.0	4.2	2.5	7.1	Eagle
UDH2007	218.35	219.9	1.55	1.2	12.5	Eagle
UDH1891	20.25	27.6	7.35	4.6	3.3	Eagle
UDH1866	452.85	459.0	6.15	3.0	4.3	Eagle
UDH1892	40.2	45.0	4.75	1.9	6.3	Eagle
UDH1893	0.05	4.2	4.1	3.2	3.6	Eagle
UDH1969	138.35	140.7	2.35	2.2	5.2	Eagle
UDH1918A (1)	384.4	385.0	0.6	0.4	28.1	Eagle
UDH1926	199.9	203.0	3.1	3.1	3.5	Eagle
UDH1892	53.25	66.4	13.15	2.9	3.3	Eagle
UDH1972	220.85	222.9	2	1.5	6.0	Eagle
UDH1892	22.4	25.7	3.3	2.0	4.6	Eagle
UDH1918	382.55	385.3	2.75	2.1	4.2	Eagle
UDH1975	134	137.8	3.8	2.4	3.6	Eagle
UDH1866	470	472.0	2	1.4	6.3	Eagle
UDH1918A	395.3	398.6	3.25	2.2	3.6	Eagle
UDH1892	11.9	19.1	7.15	1.3	6.0	Eagle
UDH1895	1.45	3.7	2.2	2.1	3.6	Eagle
UDH1975	128.85	132.9	4	2.5	3.0	Eagle

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH1892	75.85	83.9	8	1.2	6.1	Eagle
UDH1891	12.1	15.0	2.9	1.8	3.8	Eagle
UDH1893	9.5	12.8	3.3	2.6	2.4	Eagle
UDH1918B	377.75	380.6	2.8	2.0	2.7	Eagle
UDH1880	1.15	3.2	2	1.7	3.1	Eagle
UDH1966	144.8	147.7	2.9	1.0	4.5	Eagle
UDH1969	133.55	134.7	1.15	1.0	4.5	Eagle
UDH1866	464.5	466.0	1.5	1.0	4.3	Eagle
UDH2034	219.1	220.9	1.75	1.7	2.5	Eagle
UDH1971	239	240.6	1.55	0.9	4.1	Eagle
UDH1891	8.2	10.0	1.8	1.1	3.4	Eagle
UDH1885	92.8	102.5	9.65	0.7	4.6	Eagle
UDH1892	0.05	9.5	9.45	0.6	4.9	Eagle
UDH1966	151	152.8	1.8	0.6	3.5	Eagle
UDH2007			NSI			Eagle
UDH2019			NSI			Eagle
UDH1885			NSI			Eagle
UDH1885			NSI			Eagle
UDH1801			NSI			Eagle
Lower Phoenix
UDH1991 (1)	237.05	244.0	6.95	6.4	345	Lower Phoenix FW
Including (1)	241.5	242.0	0.5	0.4	4550	Lower Phoenix FW
UDH1982 (1)	217.55	220.4	2.8	2.5	381	Lower Phoenix FW
Including (1)	217.55	218.6	1	0.9	1062	Lower Phoenix FW
UDH1896 (1)	0.1	56.7	56.6	27.0	27.6	Lower Phoenix FW
Including (1)	31.8	32.3	0.5	0.3	1284	Lower Phoenix FW
And (1)	35.7	36.4	0.65	0.4	832	Lower Phoenix FW
UDH1978 (1)	210.6	211.9	1.3	1.1	645	Lower Phoenix FW
UDH1946	177	181.0	4	3.6	187	Lower Phoenix FW
UDH1995 (1)	256.9	259.7	2.75	2.6	152	Lower Phoenix FW
UDH1994 (1)	265.3	267.5	2.15	1.9	176	Lower Phoenix FW
UDH1967 (1)	177.3	182.1	4.8	1.8	158	Lower Phoenix FW
Including (1)	177.6	178.4	0.75	0.3	941	Lower Phoenix FW
UDH1836 (1)	413.9	417.0	3.1	2.8	85.7	Lower Phoenix FW
Including (1)	413.9	414.7	0.8	0.7	248	Lower Phoenix FW
UDH1973 (1)	195.2	205.5	10.3	7.3	21.3	Lower Phoenix FW

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Including (1)	197.75	198.1	0.4	0.3	322	Lower Phoenix FW
UDH2023	282.7	293.8	11.05	9.1	14.7	Lower Phoenix FW
UDH1981 (1)	236.05	238.3	2.25	1.9	62.5	Lower Phoenix FW
UDH1992 (1)	290	300.3	10.3	7.7	15.2	Lower Phoenix FW
UDH1953	160.1	183.0	22.9	11.2	9.7	Lower Phoenix FW
UDH1993 (1)	270	273.2	3.15	2.7	18.4	Lower Phoenix FW
UDH1794	110	115.2	5.2	5.2	9.6	Lower Phoenix FW
UDH2072	209	230.8	21.8	4.6	9.9	Lower Phoenix FW
UDH1995	237.1	242.0	4.9	4.8	6.8	Lower Phoenix FW
UDH2023	173.9	178.8	4.85	4.7	6.4	Lower Phoenix FW
UDH1610	35.55	42.2	6.65	4.8	4.2	Lower Phoenix FW
UDH1995	170.7	175.0	4.3	4.0	4.7	Lower Phoenix FW
UDH1995	195.95	199.0	3.05	3.0	5.4	Lower Phoenix FW
UDH1797	125.7	133.4	7.7	3.7	4.2	Lower Phoenix FW
UDH1952	219.3	226.5	7.2	2.9	5.2	Lower Phoenix FW
UDH1995	244	247.0	3	2.9	4.4	Lower Phoenix FW
UDH1992	303.05	306.0	2.95	2.2	5.6	Lower Phoenix FW
UDH2071	203.95	207.9	3.95	3.7	3.3	Lower Phoenix FW
UDH1634	133.25	137.6	4.35	4.2	2.8	Lower Phoenix FW
UDH1797	135.6	137.7	2.1	2.0	5.5	Lower Phoenix FW
UDH1979 (1)	229.3	233.0	3.65	2.8	3.8	Lower Phoenix FW
UDH1991	171.95	174.6	2.6	2.5	3.6	Lower Phoenix FW
UDH1952	213.8	216.8	3	1.2	6.9	Lower Phoenix FW
UDH1952	235.95	237.0	1	0.9	9.2	Lower Phoenix FW
UDH1803	153.6	158.6	5	3.5	2.2	Lower Phoenix FW
UDH1884 (1)	109.2	110.2	1	0.2	39.7	Lower Phoenix FW
UDH1610	27.6	29.0	1.4	1.1	4.4	Lower Phoenix FW
UDH1990	260	261.6	1.55	1.2	3.8	Lower Phoenix FW
UDH1794	97.2	99.1	1.9	1.4	3.1	Lower Phoenix FW
UDH1953	186.35	188.1	1.75	0.9	4.4	Lower Phoenix FW
UDH2067	31	33.9	2.85	1.4	2.6	Lower Phoenix FW
UDH1918	349.25	350.6	1.3	1.0	3.5	Lower Phoenix FW
UDH1996	158.2	161.3	3.05	0.8	3.0	Lower Phoenix FW
UDH1970	163.7	166.9	3.2	0.8	2.9	Lower Phoenix FW

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH1887	120.8	125.3	4.5	0.8	2.7	Lower Phoenix FW
UDH1896			NSI			Lower Phoenix FW
UDH2072			NSI			Lower Phoenix FW
UDH2007			NSI			Lower Phoenix FW
UDH1887			NSI			Lower Phoenix FW
UDH1886			NSI			Lower Phoenix FW
UDH1886			NSI			Lower Phoenix FW
Harrier Base
UDH1913	318.15	328.7	10.55	10.1	10.1	Harrier Base
UDH1987(1)	399.3	403.2	3.85	3.7	25.6	Harrier Base
UDH1921	357.55	364.4	6.8	6.8	11.9	Harrier Base
Including	360.2	360.8	0.6	0.5	54.1	Harrier Base
UDH1986	409.65	415.4	5.75	5.4	9.8	Harrier Base
UDH1923	365.5	373.4	7.9	7.8	5.3	Harrier Base
Including	366.6	368.4	1.8	1.8	11.7	Harrier Base
UDH1984(1)	406	408.4	2.4	2.3	15.5	Harrier Base
Including(1)	407.05	407.4	0.3	0.3	80.6	Harrier Base
UDH1998A	356.9	362.3	5.4	5.4	6.0	Harrier Base
UDH1828	399.55	401.5	1.95	1.9	15.0	Harrier Base
UDH1909	329.9	332.2	2.3	2.2	12.1	Harrier Base
UDH1922A	352.3	356.2	3.85	3.8	6.9	Harrier Base
UDH1920	361.3	366.6	5.25	5.2	4.7	Harrier Base
UDH1915	333.35	338.6	5.25	5.0	4.8	Harrier Base
UDH1923A	370	373.3	3.3	3.2	4.2	Harrier Base
UDH1810	253.4	257.1	3.7	3.2	5.0	Harrier Base
UDH1985	429.4	433.0	3.6	3.3	3.9	Harrier Base
Including	432.15	433.0	0.85	0.6	12.4	Harrier Base
UDH1997	354.95	357.5	2.55	2.5	4.4	Harrier Base
UDH2000A	355.9	358.5	2.6	2.5	4.2	Harrier Base
UDH1914	343	345.5	2.5	2.4	4.2	Harrier Base
UDH1915	347.85	350.5	2.6	2.5	3.9	Harrier Base
UDH1831	295.35	296.7	1.35	1.3	5.9	Harrier Base
UDH2000A	366.15	368.6	2.4	2.3	3.0	Harrier Base
UDH1988	400.2	405.0	4.8	1.3	4.3	Harrier Base
UDH1844			NSI			Harrier Base

Notes: (1) - Visible gold observed in drill intercept

Drill intercepts greater than 30 Gram-Metres (Estimated true width x gold grade) are shown in bold text

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down-hole deviations are measured by electronic multi-shot cameras.

Sampling consisted of diamond drill core that was either half core sampled or full core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill-core was sent for assay and the other half retained for reference. Whole core samples were sent for assay with the pulp retained for reference. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulphide and visible gold.

Samples containing visible gold or considered likely to contain visible gold were separated from sulphide gold samples and dispatched independently for assaying. At the laboratory “visible gold” jobs were processed through a single pulverizer and material barren of gold was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut is applied to the data. However, during future resource work the requirement for assay top cutting will be assessed.

Drill samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510).

Table 2: Underground Diamond Drill Hole Collar Locations, Fosterville Gold Mine.

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Depth (m)
Definition Drilling
UDH1610	7,010.9	1,574.1	4,227.9	286.8	0.9	68.9
UDH1634	7,090.6	1,667.0	4,291.1	284.1	-19.8	176.7
UDH1794	6,701.2	1,433.5	4,187.2	80.0	10.9	146
UDH1796	6,699.6	1,433.2	4,187.2	106.6	13.1	152.1
UDH1797	6,699.7	1,433.4	4,187.7	104.4	18.2	154.1
UDH1801	6,646.7	1,399.2	4,187.2	105.6	0.5	160.3
UDH1802	6,647.5	1,399.3	4,187.1	99.5	-2.8	167.9
UDH1803	6,647.8	1,399.3	4,187.3	91.8	5.8	180
UDH1828	4,846.8	1,570.9	4,633.6	105.7	-61.4	440.6
UDH1831	4,846.8	1,571.0	4,633.6	100.6	-70	302.8
UDH1836	6,518.9	1,469.5	4,460.1	121.5	-75.7	443.6

UDH1844	5,133.0	1,655.1	4,499.6	64.7	-33	230.8
UDH1858	6,251.4	1,799.6	4,265.3	294.2	-47.3	521.6
UDH1865A	6,319.7	1,757.4	4,274.9	286.0	-43	485.8
UDH1866	6,319.6	1,757.3	4,274.9	281.9	-46.4	482.8
UDH1880	6,742.1	1,582.4	4,238.7	105.3	-3.5	174
UDH1884	6,778.3	1,561.7	4,197.5	181.2	22.3	116
UDH1885	6,778.3	1,561.8	4,196.7	181.9	2.3	143.9
UDH1886	6,778.4	1,561.9	4,196.6	177.5	-3.7	173.9
UDH1887	6,778.4	1,561.5	4,196.5	190.1	-5.1	189
UDH1891	6,703.7	1,535.1	4,218.5	147.4	-19.7	91.5
UDH1892	6,703.7	1,535.2	4,218.7	142.9	-11.5	102.4
UDH1893	6,703.9	1,535.6	4,218.4	131.3	-21	80.5
UDH1894	6,704.3	1,536.3	4,219.3	115.2	6.9	44.9
UDH1895	6,704.9	1,536.3	4,218.4	100.3	-19.9	35.8
UDH1896	6,703.4	1,534.6	4,218.8	160.6	-5.2	66.3
UDH1909	4,948.9	1,627.2	4,631.6	85.9	-69.5	344.8
UDH1913	4,949.5	1,626.5	4,631.6	75.9	-68.6	353.8
UDH1914	4,948.9	1,626.5	4,631.6	96.4	-71.8	407.9
UDH1915	4,949.7	1,626.4	4,631.7	70.7	-76.2	365.9

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Depth (m)
UDH1918	6,384.2	1,754.9	4,286.0	286.9	-43.5	405
UDH1918A	6,384.2	1,754.9	4,286.0	288.6	-40.6	417
UDH1918B	6,384.2	1,754.9	4,286.0	283.0	-31	392.7
UDH1920	4,894.2	1,588.1	4,632.5	97.8	-55.2	374.6
UDH1921	4,894.4	1,588.0	4,632.4	91.9	-59.2	395.7
UDH1922A	4,894.2	1,588.1	4,632.5	97.6	-52.3	395.6
UDH1923	4,894.3	1,587.9	4,632.4	96.8	-61.7	386.8
UDH1923A	4,894.3	1,587.9	4,632.4	98.8	-57.5	395.8
UDH1926	6,448.4	1,757.2	4,294.9	279.4	-65.7	251.8
UDH1946	6,583.2	1,401.5	4,187.5	111.8	-34.9	213.3
UDH1946B	6,583.2	1,401.5	4,187.5	110.6	-31.7	130.6
UDH1951	6,319.9	1,757.3	4,275.2	289.3	-48.5	455.8
UDH1951A	6,319.9	1,757.3	4,275.2	288.3	-42.6	455.8
UDH1952	6,383.1	1,755.1	4,285.5	259.9	-63.7	248.5
UDH1953	6,383.9	1,755.3	4,285.4	282.9	-74.1	272.8
UDH1966	6,727.9	1,504.0	4,172.9	143.2	-12.6	161.2
UDH1967	6,727.9	1,503.1	4,172.9	160.8	-14.3	195.4
UDH1969	6,585.1	1,402.6	4,188.6	76.3	-2.4	147
UDH1970	6,584.8	1,402.3	4,188.4	81.9	-6.2	197.6
UDH1971	6,584.3	1,402.1	4,188.4	85.1	-6.9	262.8
UDH1972	6,584.0	1,401.9	4,188.4	92.2	-10.4	230.8
UDH1973	6,583.7	1,401.7	4,188.1	100.3	-18.6	215.1
UDH1975	6,586.1	1,402.7	4,188.8	71.1	2	155.6
UDH1978	6,513.5	1,379.8	4,188.8	89.1	-27.3	221.8
UDH1979	6,513.2	1,380.0	4,189.1	93.5	-19.4	257.7
UDH1981	6,512.9	1,379.7	4,188.5	100.6	-29	245.8
UDH1982	6,513.0	1,379.6	4,188.5	98.1	-35.9	239.6
UDH1984	4,848.7	1,572.0	4,633.7	107.9	-57.2	425.7
UDH1985	4,847.8	1,571.3	4,633.5	114.6	-55.3	456.2
UDH1986	4,848.0	1,571.1	4,633.6	114.3	-61.6	440
UDH1987	4,848.1	1,571.2	4,633.6	107.2	-62.5	440.8

UDH1988	4,848.3	1,571.1	4,633.5	106.1	-67.6	425.8
UDH1990	6,477.5	1,359.3	4,189.9	88.9	-21.2	282.2
UDH1991	6,477.4	1,359.3	4,189.4	92.3	-41.9	275.8
UDH1992	6,477.1	1,359.3	4,189.9	100.6	-22.3	312.2
UDH1993	6,477.2	1,359.3	4,189.8	97.7	-26.7	303.1
UDH1994	6,477.2	1,359.3	4,189.6	100.9	-35	276.2
UDH1995	6,477.3	1,359.3	4,189.2	97.7	-45.6	282
UDH1996	6,477.0	1,359.1	4,189.9	17.5	-26	315.1
UDH1997	4,897.5	1,588.1	4,632.4	62.8	-68.1	380.9
UDH1998A	4,898.4	1,588.6	4,632.5	91.0	-68.2	413.1
UDH2000A	4,897.8	1,588.4	4,632.4	94.8	-69.5	413.5
UDH2007	6,584.4	1,402.1	4,188.5	84.9	-4.8	359.5
UDH2019	6,512.6	1,379.4	4,189.4	105.2	-19.5	419.9
UDH2023	6,476.8	1,359.2	4,189.7	103.3	-30.9	315.1
UDH2034	6,524.8	1,832.9	4,305.0	278.6	-55.3	242.9
UDH2067	7,092.8	1,563.7	4,280.4	311.0	-14	71.7
UDH2071	6,455.4	1,826.4	4,300.0	249.1	-49.1	240
UDH2072	6,455.5	1,826.3	4,299.7	250.6	-56.4	242.9

Note: Collar locations are in Fosterville Mine Grid coordinate system.